SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

PORTUGAL TELECOM, SGPS, S.A.
Public Company Head Offices: Av. Fontes Pereira de Melo, 40 - 1069-300 LISBOA
Company Registration number 503 215 058
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon
under number 03602/940706, Section 4

DIVIDEND’S PAYMENT FOR 2003

In accordance with Portuguese legislation and pursuant to the decision of the Shareholders’ Meeting of April 2, 2004, Shareholders are hereby informed that the following 2003 dividends will be paid on April 30, 2004, as set out below:

1. Privatised ordinary shares:

Resident Shareholders
Gross dividend	Euro 0.2200
Withholding Tax (IRS/IRC) (7.5%) (a)	Euro 0.0165
Net Dividend	Euro 0.2035

Non-Resident Shareholders
Gross dividend	Euro 0.2200
Withholding Tax (IRS/IRC) (12.5%) (a)	Euro 0.0275
Net Dividend	Euro 0.1925

(a) Resulting from the application of the fiscal benefit referred to in article 59 of the Statute of Fiscal Benefits.

2. “A” Shares owned by the Portuguese State and which have still not been privatised:

Gross dividend	Euro 0.2200
Withholding Tax (IRS/IRC) (15%)	Euro 0.0330
Net Dividend	Euro 0.1870

Payment will be made through the Securities Clearing House pursuant to the terms of article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa.

The ex-dividend date is April 27, 2004 and the record date is April 29, 2004.

Lisbon, April 12, 2004

PORTUGAL TELECOM, SGPS, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.